Room 4561

October 30, 2007

Mr. Michael J. Beach
Chief Financial Officer
Blackboard, Inc.
1899 L. Street, N.W.
Washington, D.C. 20036

       RE: **Blackboard, Inc.**
             Form 10-K for the Fiscal Year December 31, 2006
             Form 10-Q for the Fiscal Quarter Ended June 30, 2007
             File No. 000-50784

Dear Mr. Beach:

We have reviewed the above filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Critical Accounting Policies

Goodwill and intangible assets, page 27

1. We note your reference to an independent third party valuation on page 28 and 58. Please note that if such reference is included in a filing in the 1933 Act environment,

you must identify the independent appraisal firm and include the expert's consent following Rule 436(b) of Regulation C. Please note for future reference

Note 2. Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page 52

2. We note you recognize revenue for professional services as the services are provided on a time and materials basis. Clarify your revenue recognition policy when professional services are sold in conjunction with products or services where vendor-specific objective evidence does not exist (e.g. software, hosting and maintenance). Additionally, clarify the time period or other factors in which you believe a professional services agreement entered into separately would not be part of a license, hosting and maintenance agreements if not signed or agreed upon at the same date.

Accounting for Stock Based Compensation, page 53

3. We note that the Company uses a blended volatility to estimate the expected volatility of the Company's stock given the Company's "limited historical stock data following its initial public offering in June 2004" and that "the blended volatility includes the average of the Company's preceding one-year weekly historical volatility and the Company's peer group preceding four-year weekly historical volatility." SFAS 123R, paragraph A32(c), indicates that a public company "should consider the length of time the company's shares have been publicly traded when estimating expected volatility and if that period is shorter than the expected or contractual term of the option, the term structure of volatility for the longest period for which trading activity is available should be more relevant." Clarify how your calculation complies with this guidance given the length of time since the IPO (i.e., 2 ½ years at December 31, 2007 and 3 years at June 30, 2007) and the Company's use of only the preceding one-year historical stock data.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 7. Credit Facilities, page 10

4. We note that you issued $165 million aggregate principal amount of 3.25% Convertible Senior Notes due 2027 (Notes) and that these notes are convertible into cash or a combination of cash and shares of your common stock at a conversion price that does not appear to be fixed. We also note in your disclosure that a conversion feature exists that is based on the closing price of the Company's common stock and the trading price of the Notes (i.e. dual indexes) as well as a make-whole provision. Provide us your analysis in evaluating whether the debt conversion features of these notes include embedded derivatives that you should separate from the debt host and account for at fair value under SFAS 133. In this regard, clarify whether you qualify for the scope exception under paragraph 11(a) of SFAS 133 including your

consideration in applying the guidance in EITF 00-19 and EITF 01-6.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief